UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 27)

Lineage Cell Therapeutics, Inc.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

53566P109
(CUSIP Number)

Neal C. Bradsher c/o Broadwood Capital, Inc. 156 West 56th Street, 3rd Floor New York, New York 10019 (212) 508-5735
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 19, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

CUSIP No.	53566P109

1.	NAME OF REPORTING PERSONS

Broadwood Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

41,666,255

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

41,666,255

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

41,666,255

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.9%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	53566P109

1.	NAME OF REPORTING PERSONS

Broadwood Capital, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

41,666,255

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

41,666,255

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

41,666,255

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.9%

14.	TYPE OF REPORTING PERSON

CO, IA

CUSIP No.	53566P109

1.	NAME OF REPORTING PERSONS

Neal C. Bradsher

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF, AF, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

392,628

8.	SHARED VOTING POWER

41,666,255

9.	SOLE DISPOSITIVE POWER

392,628

10.	SHARED DISPOSITIVE POWER

41,666,255

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

42,058,883

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.1%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	53566P109

Item 1.	Security and Issuer.

The name of the issuer is Lineage Cell Therapeutics, Inc., a California corporation (the “Issuer”). The address of the Issuer’s principal executive office is 2173 Salk Avenue, Suite 200, Carlsbad, California 92008. This Amendment No. 27 to Schedule 13D relates to the Issuer’s Common Shares, no par value (the “Shares”).

Item 2.	Identity and Background.

	(a), (f)	The persons filing this statement are: (i) Broadwood Partners, L.P., a Delaware limited partnership (“Broadwood Partners”); (ii) Broadwood Capital, Inc., a New York corporation (“Broadwood Capital”); and (iii) Neal C. Bradsher, a United States citizen (“Mr. Bradsher”, and collectively with Broadwood Partners and Broadwood Capital, the “Reporting Persons”).

	(b), (c)	Broadwood Capital is an investment adviser registered with the Securities and Exchange Commission that is principally engaged in the business of providing investment advisory services. Broadwood Partners is a pooled investment vehicle that is principally engaged in the business of investing its assets in securities. Broadwood Capital serves as the general partner of Broadwood Partners. Neal Bradsher is the President of Broadwood Capital. The principal business address of the Reporting Persons is: c/o Broadwood Capital, Inc., 156 West 56th Street, 3rd Floor, New York, New York 10019.

	(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the 41,666,255 Shares beneficially owned by Broadwood Partners came from its working capital. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The funds for the purchase of the 41,666,255 Shares beneficially owned by Broadwood Capital came from the working capital of Broadwood Partners, which is the direct owner of the Shares. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The funds for the purchase of the 42,058,883 Shares beneficially owned by Mr. Bradsher came from his personal funds and the working capital of Broadwood Partners. Certain of the Shares beneficially owned by Mr. Bradsher were granted to him by the Issuer as compensation for his service as a member of the Issuer’s board of directors (the “Board of Directors”). No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired their Shares for investment and are filing this Schedule 13D/A to report a change in their respective beneficial ownership percentages of the Shares. In addition, on November 19, 2024, Broadwood Partners entered into a Securities Purchase Agreement with the Issuer (the “Securities Purchase Agreement”) pursuant to which Broadwood Partners agreed to acquire from the Issuer (i) 7,894,737 Shares and (ii) 7,894,737 common share purchase warrants (the “Common Warrants”), each of which will be exercisable for one Share, in the Issuer’s registered direct offering for a total purchase price of $6,000,000, or $0.76 per Share and accompanying Common Warrant (the “Transaction”). However, the closing of the Transaction is subject to obtaining the approval of the Issuer’s shareholders; accordingly, the Reporting Persons are not yet deemed to beneficially own the Shares and Common Warrants subject to the Transaction.

The foregoing is a summary of certain material terms of the Securities Purchase Agreement and the Common Warrants. However, such summary is not, and does not purport to be, complete and is qualified in its entirety by reference to the full text of the Form of the Securities Purchase Agreement and the Form of the Common Warrant, which have been filed as Exhibit B and Exhibit C, respectively, and are incorporated herein by reference.

Mr. Bradsher serves on the Board of Directors.

Except as otherwise set forth below, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D. However, subject to market conditions and in compliance with applicable securities laws, the Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own in open-market or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons have been and may continue to be in contact with members of the Board of Directors, other significant shareholders and others regarding alternatives and strategies that the Issuer could employ to significantly increase shareholder value over time. Among these alternatives are additional improvements to the Board of Directors and management, as well as refinements to the Issuer's strategy that may improve its business, accelerate its progress with respect to its major growth opportunities, and realize the value of its non-strategic assets. The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should they determine to do so, and/or to recommend courses of action to shareholders, the Board of Directors and/or the management of the Issuer.

Item 5.	Interest in Securities of the Issuer.

	(a) – (d)	As of the date hereof, Broadwood Partners may be deemed to be the beneficial owner of 41,666,255 Shares, constituting 18.9% of the Shares, based upon 220,416,326 Shares outstanding as of the date hereof. Broadwood Partners has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 41,666,255 Shares. Broadwood Partners has sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition 41,666,255 Shares.

As of the date hereof, Broadwood Capital may be deemed to be the beneficial owner of 41,666,255 Shares, constituting 18.9% of the Shares, based upon 220,416,326 Shares outstanding as of the date hereof. Broadwood Capital has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 41,666,255 Shares. Broadwood Capital has sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition 41,666,255 Shares.

As of the date hereof, Mr. Bradsher may be deemed to be the beneficial owner of 42,058,883 Shares, constituting 19.1% of the Shares, based upon 220,721,326 Shares outstanding as of the date hereof, as adjusted to include stock options of the Issuer beneficially owned by Mr. Bradsher. Mr. Bradsher has the sole power to vote or direct the vote of 392,628 Shares and the shared power to vote or direct the vote of 41,666,255 Shares. Mr. Bradsher has sole power to dispose or direct the disposition of 392,628 Shares and the shared power to dispose or direct the disposition 41,666,255 Shares.

Other than as described in Item 4 above, there have been no transactions in the Shares by the Reporting Persons during the past sixty days.

	(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 above is incorporated by reference in its entirety in this Item 6. The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer that is not described herein and/or in a previous Schedule 13D filed by the Reporting Persons in respect of the Issuer.

Item 7.	Material to be Filed as Exhibits.

	Exhibit A:	Joint Filing Agreement

	Exhibit B:	Form of Securities Purchase Agreement (incorporated by reference to Exhibit No. 10.2 to the Form 8-K filed with the SEC by the Issuer on November 20, 2024)

	Exhibit C:	Form of Common Warrant (incorporated by reference to Exhibit No. 4.2 to the Form 8-K filed with the SEC by the Issuer on November 20, 2024)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2024	Broadwood Partners, L.P.*
	By:	Broadwood Capital, Inc.

	By:	/s/ Neal C. Bradsher
	Name:	Neal C. Bradsher
	Title:	President

Broadwood Capital, Inc.*

	By:	/s/ Neal C. Bradsher
	Name:	Neal C. Bradsher
	Title:	President

/s/ Neal C. Bradsher
Neal C. Bradsher*

* This Reporting Person disclaims beneficial ownership over the securities reported herein except to the extent of his or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

JOINT FILING AGREEMENT

The undersigned agree that this Amendment No. 27 to Schedule 13D, dated November 21, 2024, relating to the Common Shares, no par value, of Lineage Cell Therapeutics, Inc. shall be filed on behalf of the undersigned.

Dated: November 21, 2024	Broadwood Partners, L.P.
	By:	Broadwood Capital, Inc.

	By:	/s/ Neal C. Bradsher
	Name:	Neal C. Bradsher
	Title:	President

Broadwood Capital, Inc.

	By:	/s/ Neal C. Bradsher
	Name:	Neal C. Bradsher
	Title:	President

/s/ Neal C. Bradsher
Neal C. Bradsher